UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 333-17007
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Farm Bureau 401(k) Savings Plan
B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

INFORMATION PROVIDED
1.	Financial statements and schedule of the Farm Bureau 401(k) Savings Plan prepared in accordance with financial reporting requirements of Employee Retirement Income Security Act of 1974 are incorporated herein by reference and are attached hereto as Exhibit 1.
2.	A written consent of Independent Auditors is attached hereto as Exhibit 23.2 and is incorporated herein by this reference.
3.	A certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto as Exhibit 32 and is incorporated herein by this reference.

Financial Statements and
Supplemental Schedule
Farm Bureau 401(k) Savings Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public
Accounting Firm

Farm Bureau 401(k) Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, IA 50309-2767 Tel: +1 515 243 2727 Fax: +1 515 362 7200 www.ey.com
Report of Independent Registered Public Accounting Firm
The Board of Directors
Iowa Farm Bureau Federation
We have audited the accompanying statements of net assets available for benefits of the Farm Bureau 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 18, 2009
A member firm of Ernst & Young Global Limited

Farm Bureau 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments:
Mutual funds, at fair value	$60,142,418	$82,602,826
Pooled investment trust, at fair value	14,529,439	24,746,210
Group flexible premium deferred annuity, at fair value	17,199,620	15,578,781
Notes receivable from participants	2,929,779	2,934,356

Total investments	94,801,256	125,862,173

Contribution receivables:
Employer	79,544	18,327
Participants	13,944	11,641

Total contribution receivables	93,488	29,968

Amount receivable from pending investment trades	—	31,189
Accrued investment income receivable	382,813	489,273

Total assets	95,277,557	126,412,603

Liabilities
Amounts payable for pending investment trades	112,806	—

Net assets available for benefits	$95,164,751	$126,412,603

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007

Additions:
Investment income:
Interest	$896,349	$871,895
Dividends	1,869,063	1,835,444
Net unrealized and realized gains (losses) on investments	(41,892,605)	253,853

	(39,127,193)	2,961,192

Contributions:
Employees	10,193,072	9,719,847
Employer	4,391,174	3,997,611
Rollovers from other plans	391,761	331,896
Transfers in from other plans	659,980	—

Total (deductions) additions	(23,491,206)	17,010,546

Deductions:
Benefits paid to participants	(7,741,381)	(10,708,671)
Administrative expenses	(15,265)	(15,313)

Total deductions	(7,756,646)	(10,723,984)

Net (deductions) additions	(31,247,852)	6,286,562

Net assets available for benefits at beginning of year	126,412,603	120,126,041

Net assets available for benefits at end of year	$95,164,751	$126,412,603

See accompanying notes.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
Farm Bureau 401(k) Savings Plan (the Plan) is a defined contribution plan which is designed to provide retirement benefits. The Plan covers substantially all employees of the Iowa Farm Bureau Federation and affiliated companies, FBL Financial Group, Inc., Farm Bureau Mutual Insurance Company, the Arizona Farm Bureau Federation, the New Mexico Farm and Livestock Bureau, the Minnesota Farm Bureau Federation, the South Dakota Farm Bureau Federation, the Utah Farm Bureau Federation, the Kansas Farm Bureau and its affiliated company, and the Nebraska Farm Bureau Federation and its affiliated company (collectively, the Companies). Participants may contribute a portion of their compensation, pretax, to the Plan. The maximum amount contributed is determined by each participating company, currently set at 50% for all of the Companies, and additional limits are imposed by the Internal Revenue Service (IRS). Certain participating companies match employee contributions up to 4% of eligible compensation. Certain participating companies make nonelective contributions from 5% to 15% of eligible compensation. Beginning in 2007, the Iowa Farm Bureau Federation and affiliated companies and FBL Financial Group, Inc. adopted automatic enrollment for their employees. All of their eligible employees who were not deferring a portion of their compensation to the Plan and had not previously made a formal election not to defer a portion of their compensation were automatically enrolled in the Plan. Newly hired employees are also automatically enrolled. All automatically enrolled employees are given the opportunity to opt out of deferring a portion of their compensation or change the amount that is deferred.
The Plan also allows for participants to borrow money from the Plan subject to certain provisions.
On termination of service, the participant may elect to receive either a lump-sum amount equal to the value of the account or equal installment payments over a period of time not to exceed the life expectancy of the participant. In the event the participant’s vested balance at termination is $5,000 or less, the balance will be distributed in a lump sum. The participant may elect to receive the distribution directly or to have the amount paid directly to an eligible retirement plan. If such an election is not made by the participant and the participant’s balance is $1,000 or less, then the amount will be distributed directly to the participant. If such an election is not made by the

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
participant and the participant’s balance is greater than $1,000 but does not exceed $5,000, then the amount will be distributed in a direct rollover to an individual retirement plan designated by the plan administrator. Balances in excess of $5,000 will remain in the Plan until the participant provides a distribution election.
Wells Fargo Bank N.A. is the Plan’s trustee and provides recordkeeping services to the Plan.
Although they have not expressed intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The foregoing description of the Plan provides only general information. A more complete description of the Plan’s provisions may be obtained from the plan administrator.
Effective January 1, 2008, the Plan was amended to add Crop1 Insurance Direct, Inc. (Crop1) as a participating employer. Assets totaling $659,980 were transferred from the Crop1 plan into the Plan. The assets transferred consisted of $653,972 of investments and $6,008 of notes receivable from participants.
2. Significant Accounting Policies
New Accounting Pronouncements
Effective January 1, 2008, we adopted Statement of Financial Accounting Standards (Statement) No. 157, Fair Value Measurements. which defines fair value, establishes a framework for measuring fair value and expands the required disclosures about fair value measurements. See Note 4, Fair Values of Financial Instruments, for detailed information regarding our fair value measurements. The impact of this adoption did not have a material effect on the financial statements.
Effective December 31, 2008, we adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. The FSP clarifies the application of Statement No. 157 in a market that is not active and applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement No. 157. The impact of this adoption did not have a material effect on the financial statements.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investments
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Contributions are invested in affiliated and unaffiliated mutual funds, a group flexible premium deferred annuity sponsored by or offered by the Companies, and a pooled investment trust which invests primarily in the common stock of FBL Financial Group, Inc. All investments are considered participant directed, as participants may select the investments in which to invest their contributions. The mutual funds invest primarily in common stocks, fixed income, high-quality corporate bonds, debt securities of the U.S. government, and short-term money market instruments. Participants who elect to purchase units in the pooled investment trust do so at the market price of the units when the trade is executed. Participants electing to have contributions deposited into the group flexible premium deferred annuity receive interest at a rate determined by management of Farm Bureau Life Insurance Company, with a guaranteed minimum rate of 3%. These rates vary based upon the investment experience of the general account of Farm Bureau Life Insurance Company. The average yield earned by the group flexible premium deferred annuity was 4.06% during 2008 and 4.16% during 2007. The average yield credited to participants with investments in this contract was 4.11% during 2008 and 4.15% during 2007.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2008 and 2007, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

	Year Ended December 31
	2008	2007

Mutual funds	$(28,166,584)	$5,303,307
Pooled investment trust	(13,726,021)	(5,049,454)

	$(41,892,605)	$253,853

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2008	2007

EquiTrust Series Fund, Inc.:
Managed Portfolio (494,075 shares in 2008 and 440,471 shares in 2007)	$5,746,091	$6,633,489
Blue Chip Portfolio (241,553 shares in 2008 and 234,738 shares in 2007)	7,628,229	10,966,943
Value Growth Portfolio (389,219 shares in 2007)	**	6,060,146
American Century Investments Small Cap Value Fund (854,996 shares in 2007)	**	6,472,322
American Funds Euro Pacific Growth Fund (233,214 shares in 2008 and 224,081 shares in 2007)	6,427,372	11,239,889
American Funds Growth Fund of America Fund (296,278 shares in 2008 and 262,004 shares in 2007)	6,020,374	8,845,259
Vanguard Explorer Fund (97,731 shares in 2007)	**	6,957,479
Wells Fargo Bank, N.A. S&P MidCap Index Fund (125,707 shares in 2008 and 128,814 shares in 2007)	5,333,729	8,590,604
FBL Financial Group, Inc. common stock* (911,090 shares in 2008 and 699,961 shares in 2007)	14,076,341	24,169,653
Group flexible premium deferred annuity	17,199,620	15,578,781

*	The FBL Financial Group, Inc. common stock is owned indirectly through investment in a pooled investment trust.

**	Investment is less than 5% of the net assets available for benefits.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
On June 23, 2008, Van Kampen Comstock Fund was eliminated from the Plan as an investment option. Three new funds were added: MFS Value Fund (R4), T. Rowe Price Emerging Markets Stock Fund, and Vanguard REIT Index Fund. Any amounts in the Van Kampen Comstock Fund as of June 23, 2008, were transferred to MFS Value Fund (R4).
On January 9, 2007, Wells Fargo Advantage Dow Jones Target Date Fund Today, Wells Fargo Advantage Dow Jones Target Date Fund 2010, Wells Fargo Advantage Dow Jones Target Date Fund 2020, Wells Fargo Advantage Dow Jones Target Date Fund 2030, and Wells Fargo Advantage Dow Jones Target Date Fund 2040 were added to the Plan’s investment options. On September 24, 2007, the Wells Fargo Advantage Dow Jones Target Date Fund 2050 was also added as an investment option.
The Plan had open investment trades totaling $(112,806) at December 31, 2008, and $31,189 at December 31, 2007, which were settled during January of the next year. The receivable (payable) for pending investment trades has been reflected in the statements of net assets available for benefits.
4. Fair Value Measurements
As discussed in Note 2, the Plan adopted SFAS No. 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, on December 31, 2008.
Statement No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands the required disclosures about fair value measurements. Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement No. 157 also establishes a hierarchy disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 1:	Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

Level 2:	Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar asset or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3:	Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Mutual funds: Valued at net asset value (NAV) of shares held by the plan at year-end, based on the latest quoted market price.
Pooled investment trust: Value based on the latest quoted market price of the investments (principally common stock of FBL Financial Group, Inc.) held within the fund.

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Group flexible premium deferred annuity: This is considered a fully benefit-responsive contract and is carried at fair value as required by FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The contract value of this contract is equivalent to its fair market value as the interest-crediting rate is periodically reset to market at the discretion of the issuer.
Notes receivable from participants: Valued at the unpaid principal balance plus accrued interest, which approximates fair value. The interest rate used is the Wells Fargo prime lending rate at the origination of the loan. Interest rates on loans outstanding at year-end ranged from 3.25% to 8.25% at December 31, 2008, and from 4.00% to 8.25% at December 31, 2007.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$29,816,237	$30,326,181	$—	$60,142,418
Pooled investment trust	—	14,529,439	—	14,529,439
Group flexible premium deferred annuity	—	—	17,199,620	17,199,620
Notes receivable from participants	—	—	2,929,779	2,929,779

Total assets at fair value	$29,816,237	$44,855,620	$20,129,399	$94,801,256

Farm Bureau 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
	Year Ended December 31, 2008
	Group Flexible	Notes
	Premium	Receivable
	Deferred	From
	Annuity	Participants

Balance, beginning of year	$15,578,781	$2,934,356
Realized gains(losses)	—	—
Unrealized gains(losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances, and settlements (net)	1,620,839	(4,577)

Balance, end of year	$17,199,620	$2,929,779

5. Income Tax Status
The Plan has received a determination letter from the IRS dated April 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
6. Administrative and Operating Expenses
The Companies pay substantially all administrative and operating expenses of the Plan.

Supplemental Schedule

Farm Bureau 401(k) Savings Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
E.I.N. 42-0331840 Plan #004
December 31, 2008

	Description of Investment, Including Maturity
Identity of Issue, Borrower,	Date, Rate of Interest, Collateral, Par, or		Current
Lessor, or Similar Party	Maturity Value	Cost (1)	Value

Participant directed:
	Mutual funds, at fair value:
EquiTrust Series Fund, Inc. (2)	High Grade Bond Portfolio		$4,754,634
EquiTrust Series Fund, Inc. (2)	Strategic Yield Portfolio		2,504,321
EquiTrust Series Fund, Inc. (2)	Managed Portfolio		5,746,091
EquiTrust Series Fund, Inc. (2)	Blue Chip Portfolio		7,628,229
EquiTrust Series Fund, Inc. (2)	Value Growth Portfolio		4,359,177
American Century Investments	Small Cap Value Fund		4,701,340
American Funds	Euro Pacific Growth Fund		6,427,372
American Funds	Growth Fund of America Fund		6,020,374
MFS	Value Fund		3,555,900
T. Rowe Price	Emerging Markets Stock Fund		286,391
Vanguard	Explorer Fund		4,124,714
Vanguard	S&P 500 Index Fund		825,995
Vanguard	REIT Index Fund		167,723
Wells Fargo Bank, N.A. (2)	S&P MidCap Index Fund		5,333,729
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund Today		340,014
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2010		939,995
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2020		1,036,977
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2030		597,456
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2040		624,724
Wells Fargo Bank, N.A. (2)	Advantage Dow Jones Target Date Fund 2050		167,262

			60,142,418
	Pooled investment trust, at fair value:
FBL Financial Group, Inc. (2)	FBL Financial Group, Inc. common stock		14,076,341
Wells Fargo Bank, N.A. (2)	Short-Term Investment Fund for EBT		453,098

			14,529,439
Farm Bureau Life Insurance Company (2)	Group flexible premium deferred annuity, at fair value		17,199,620

Various participants	Notes receivable, 3.25% — 8.25%, due through December 2013		2,929,779

Total investments			$94,801,256

(1)	Cost information is only required for non-participant-directed investments.

(2)	The issuer is considered a party in interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 18, 2009

FARM BUREAU 401(k) SAVINGS PLAN

By:	Iowa Farm Bureau Federation (Administrator of the Plan)

By	/s/ Craig A. Lang
Craig A. Lang
President

By	/s/ Dennis J. Presnall
Dennis J. Presnall
Secretary and Treasurer